UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Groupon, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

399473206

(CUSIP Number)

July 12, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Page

CUSIP No. 399473206

1.	Names of Reporting Persons

Windward Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,820,800
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,820,800
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,820,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.6%

12.	Type of Reporting Person (See Instructions)

PN

* See Item 4.

Page 2 of 11 Page

CUSIP No. 399473206

1.	Names of Reporting Persons

Windward Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,820,800
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,820,800
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,820,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.6%

12.	Type of Reporting Person (See Instructions)

OO

* See Item 4.

Page 3 of 11 Page

CUSIP No. 399473206

1.	Names of Reporting Persons

Marc Chalfin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,820,800
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,820,800
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,820,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.6%

12.	Type of Reporting Person (See Instructions)

IN

* See Item 4.

Page 4 of 11 Page

CUSIP No. 399473206

1.	Names of Reporting Persons

Windward Management Partners Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	862,200
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	862,200
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

862,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.7%

12.	Type of Reporting Person (See Instructions)

OO

* See Item 4.

Page 5 of 11 Page

Item 1.

(a)	The name of the issuer is Groupon, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 600 W Chicago Avenue, Suite 400, Chicago, IL 60654.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”): (1) Windward Management LP (the “Adviser”); (2) Windward Management, LLC (the “GP”); (3) Marc Chalfin; and (4) Windward Management Partners Master Fund Ltd. (the “Fund”). The Fund is a private investment vehicle. The Fund and a separately managed account managed by the Adviser (the “Account”) directly beneficially own the Common Stock (as defined below) reported in this Statement. The Adviser is the investment manager of the Fund and the Account. The GP is the general partner of the Adviser. Marc Chalfin is the controlling member of the GP. The Adviser, the GP and Marc Chalfin may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund and the Account. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 1691 Michigan Avenue, Suite 510, Miami Beach, FL 33139.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the Common Stock, $0.0001 par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 399473206.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

Page 6 of 11 Page

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on July 11, 2023, being the business day before the date of filing of this Schedule 13G.

The Fund’s holdings include 145,000 shares of Common Stock and call options for 717,200 shares of Common Stock. The Account’s holdings include 139,000 shares of Common Stock and call options for 819,600 shares of Common Stock. The Reporting Persons’ collective holdings include 284,000 shares of Common Stock and call options for 1,536,800 shares of Common Stock. The aforementioned call options (other than for 333,500 shares) are not exercisable within 60 days, but the Reporting Persons have elected, as of the Event Date of July 12, 2023, to include such call options in the Reporting Persons’ beneficial ownership and to file this Schedule 13G on a voluntary basis.

The percentages of beneficial ownership contained herein are based on 30,791,587 shares of Common Stock outstanding as of May 5, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 10, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Page 7 of 11 Page

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 11 Page

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2023

Windward Management LP

Windward Management, LLC

Windward Management Partners Master Fund Ltd.

By:	/s/ Marc Chalfin
Name:	Marc Chalfin
Title:	Authorized Signatory

/s/ March Chalfin
Marc Chalfin

Page 9 of 11 Page

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 10 of 11 Page

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.0001 par value per share, of Groupon, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: July 12, 2023

Windward Management LP

Windward Management, LLC

Windward Management Partners Master Fund Ltd.

By:	/s/ Marc Chalfin
Name:	Marc Chalfin
Title:	Authorized Signatory

/s/ March Chalfin
Marc Chalfin

Page 11 of 11 Page